UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registry Number (“NIRE”) # 35.300.332.067

MINUTES OF THE ORDINARY AND EXTRAORDINARY SHAREHOLDERS MEETING HELD ON APRIL 29, 2013

DATE, TIME, AND PLACE: April 29, 2013, at 4:00 p.m., at the Auditorium of  Banco Santander (Brasil) S.A.´s main place of business (“Banco Santander” or “Company”), at Avenida Presidente Juscelino Kubitschek, nº 2235 – 1st mezzanine, Vila Olímpia – São Paulo – SP.

ATTENDANCE: (i) Shareholders representing more than seventy five per cent (75%) of the voting capital of Banco Santander, as verified by the signatures apposed on the Shareholders’ Attendance Book. Present also: (i) Mr. Celso Clemente Giacometti, Chairman of the Board of Directors of the Company; (ii) Mr. Luiz Felipe Taunay, Company´s Officer and (iii) Mr. Gilberto B. de Souza, representant of Deloitte Touche Tohmatsu Auditores Independentes, external auditor of the Company.

BOARD: Chairman: Mr. Celso Clemente Giacometti; Secretary: Mr. Mauro Eduardo Guizeline.

CALL AND LEGAL PUBLICATIONS: (1) Call Notice published in the Brazilian State Gazette (“DOESP”), in editions of March 29, April 02 and 03, 2013, and in the newspaper “Valor Econômico”, in editions of March 29, April 02 and 03, 2013; and (2) Financial Statements of the Company related to the  fiscal year ended on December 31, 2012, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report, published in the DOESP and in the newspaper “Valor Econômico”, in editions of February 1º, 2013.

AGENDA:

ORDINARY SHAREHOLDERS MEETING:

(a) To take the management accounts, examining, discussing and voting the Company’s Financial Statements related to the fiscal year ended on December 31, 2012, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report;

(b) To decide on the destination of the net profit of the fiscal year of 2012 and the distribution of dividends;

(c) To elect the members of the Board of Directors of the Company for a new term of office; and

[Free English Translation]

(d) To fix the annual overall consideration of the Company´s management and members of Audit Committee.

EXTRAORDINARY SHAREHOLDERS MEETING:

(a) To decide on the amendment of the term of payment of dividends and interest on capital related specifically to the year of 2013, to not more than one hundred and eighty (180) days counted from its declaration by the Company’s Board of Directors and in any circumstances within this fiscal year, according to the Board of Directors´ proposal in the meeting held on February 27th, 2013; and

(b) To approve the Long-Term Incentive Plan relative to fiscal year 2013.

READING OF DOCUMENTS, VOTING, AND DRAFTING OF THE MINUTES: (1) The reading of the documents related to the matters to be approved in the Ordinary and Extraordinary Shareholders Meeting was dismissed, considering that are entirely knew by the shareholders and were disclosed on website www.cvm.gov.br  on March 28, 2013, as per Instruction CVM nº 481, of December 17, 2009, of the Brazilian Securities and Exchange Commission - CVM; (2) The declarations of votes, objections and dissidences eventually submitted shall be numbered, received and certified by the Board, and shall remain on file at the Company’s main place of business, pursuant to article 130, paragraph 1º, of Law 6,404/76; and (3) Authorized the drafting of these minutes in an abridged form, and its publishing without the signatures of the totality of the shareholders, pursuant to article 130, paragraphs 1º and 2º, of Law 6,404/76, respectively.

RESOLUTIONS: Following the discussions related to the matters of the Agenda, the attending shareholders of the Company representing more than seventy five per cent (75%) of the voting capital, resolved to:

ORDINARY SHAREHOLDERS MEETING:

(a) With abstention of the legally prevented, TO APPROVE the management accounts and the individual and consolidated Company’s Financial Statements related to the fiscal year ended on December 31, 2012, together with the Management Report, the balance sheet, other parts of the financial statements, external auditors’ opinion and the Audit Committee Report, everything as proposed by the Board of  Executive Officers, with favorable opinion of the Board of Directors, in the meetings held on January 29 and 30, 2013, respectively;

[Free English Translation]

(b) TO APPROVE on  the destination of the net profit of the fiscal year ended on December 31, 2012, at the amount of R$ 3,187,377,970.99, (three billion, one hundred and eighty seven million, three hundred and seventy seven thousand, nine hundred and seventy reais and ninety nine cents), namely: a)  5% (five per cent), corresponding to R$ 159,368,898.55 (one hundred fifty nine million, three hundred and sixty eight, eight hundred ninety eight reais and fifty five cents), for the Legal Reserve account, pursuant to article 193 of Law #6.404/76 and article 36, item I of Company’s By-laws;  b) R$ 2.178.950.332,10 (two billion, one hundred seventy eight million, nine hundred and fifty thousand, three hundred and thirty-two reais and ten cents), as dividends and interest on shareholders’, namely: b.1) R$1,020,000,000.00 (one billion, twenty million reais) as interest on shareholders’ equity imputed to the value of minimum mandatory dividends, which have been the subject matter of a resolution in Meetings of the Executive Board of the Company on March 27, June 26 and December 18, 2012; and in Meetings of the Board of Directors held on March 28, June 27 and December 19, 2012; and b.2)  R$1,158,950,332.10 (one billion, one hundred and fifty eight million, nine hundred and fifty thousand and three hundred and thirty two reais and ten cents), as interim dividends, which have been the subject matter of a resolution in Meetings of the Executive Board of the Company on June 26, September 25 and December 18, 2012; and in Meetings of the Board of Directors held on June 27, September 26 and December 19, 2012; and c)  the balance of net income remaining after the distributions above, the value of R$ 849,058,740.34 (eight hundred and forty nine million, fifty eight thousand and seven hundred and forty reais and thirty four cents), to the Dividend-Equalization Reserve account, as provided for in article 36, item III, item a, of the Company’s By-Laws, everything as proposed by the Board of  Executive Officers, with favorable opinion of the Board of Directors, in the meetings held on January 29 and 30, 2013, respectively. The above mentioned interest on capital and dividends were paid to the shareholders as from August 29, 2012 and February 26, 2013, according to the Notice to Shareholders of June 27, 2012, September 26, 2012 and December 19, 2012, published in the DOESP, and in the newspaper “Valor Econômico”, in editions of June 28, 2012, September 27, 2012 and December 20, 2012, respectively; and

(c) With abstention of the legally prevented, TO  ELECT the current members of the Company’s Board of Directors for a new term office, which shall remain until the Ordinary Shareholders Meeting of the Company to be held in 2015, as follows: Chairman of the Board of Directors: Mr. Celso Clemente Giacometti (RG  # 3.179.758-1 SSP/SP  – CPF/MF  # 029.303.408-78), a Brazilian citizen, married, business administrator, resident and domiciled in the city of São Paulo - SP, with business address at Avenida Vereador José Diniz, nº 3725 – 6o floor, São Paulo - SP;  Vice-Chairman of the Board of Directors: Mr.  Marcial Angel Portela Alvarez (RNE V196033-G – CPF/MF # 809.357.880-34), a Spanish citizen, married, executive, resident and domiciled in the city of São Paulo - SP, with business address at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 – Bloco A – Vila Olímpia – São Paulo – SP; and Directors: Mr. Conrado Engel, (Id Card #12849016-7 SSP/SC, CPF/MF # 025.984.758-52), Brazilian citizen, married, engineer, resident and domiciled in the city of São Paulo - SP, with business address at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 – Bloco A – Vila Olímpia – São Paulo – SP; Mr. José Antonio Alvarez Alvarez (Id Card # A1005039400 - Passport # AA261236), a Spanish citizen, married, executive, resident and domiciled in Madrid, Spain, with business address at Edifício Pereda – planta 1ª, 28660, Boadilla del Monte, Madrid, Spain; Mr. José Manuel Tejón Borrajo, (Id Card # AO138454500, Passport # AAA117365), a Spanish citizen, married, economist, resident and domiciled in Madrid, Spain, with business address at Edifício Pereda – planta 1ª, 28660, Boadilla del Monte, Madrid, Spain; Mr. José de Paiva Ferreira (RNE  # W274948-B - CPF/MF  # 007.805.468-06), a Portuguese citizen, married, administrator, resident and domiciled in the city of São Paulo - SP, with business address at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 – Bloco A – Vila Olímpia – São Paulo – SP; Mr. José Roberto Mendonça de Barros (Id Card #  2.965.578-X SSP/SP– CPF/MF  # 005.761.408-30), a Brazilian citizen, married, economist, resident and domiciled in the city of São Paulo - SP, with business address at Av. Brigadeiro Faria Lima, 1739, 5o floor, São Paulo - SP; Mrs. Marília Rocca (Id Card # 24.938.902-2 SSP/SP - CPF/MF # 252.935.048-51),  Brazilian citizen, judicial separated, businesswoman, resident and domiciled in the city of São Paulo - SP, with business address at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 – Bloco A – Vila Olímpia – São Paulo – SP; and Mrs. Viviane Senna Lalli (Id Card # 7.538.713-X SSP/SP  – CPF/MF  # 077.538.178-09), a Brazilian citizen, widow, businesswoman, resident and domiciled in the city of São Paulo - SP, with business address at Rua Dr. Olavo Egídio, 287 – 16o floor, São Paulo - SP, being the last three and Mr Celso Clemente Giacometti considered Independent Directors, as defined in Paragraph 3º of article 14 of the By-laws. It was consigned in this Minutes that as per statements presented to the Company, the members of the Board of Directors hereby elected (i) are not involved in any criminal offense that would prevent them from performing business activities, particularly those under Paragraphs 1º and 2º, of article 147, of Brazilian Corporate Law, (ii) comply with the requirements established in Resolution # 3,041, of 11.28.2002, of the Brazilian National Monetary Council; and (iii) shall only be installed in the positions for which they were elected after the confirmation of their election by the Central Bank of Brazil, and upon the declaration under Art. 2 of Instruction # 367, of May 29, 2002, of the Brazilian Securities & Exchange Commission; and

[Free English Translation]

(d) With abstention of the legally prevented, TO  FIX  the annual overall consideration of the Company´s management, in the total amount of up to R$ 300,000,000.00 (three hundred million reais) for the exercise of 2013, and for the Audit Committee in the amount of up to R$ 3,000,000.00 (three million reais), for the period of 12 (twelve) months beginning on March 24, 2013, everything as proposed by the Board of Directors, in the meeting held on February 27, 2013.

The shareholders Mr. Ademir José Wiederkehr and AFUBESP - Associação dos Funcionários do Grupo Santander Banespa, Banesprev e Cabesp, submitted their written votes against all the items of the Agenda. All votes were accepted by the Board and shall be filled in the main place of business of Banco Santander.

[Free English Translation]

EXTRAORDINARY SHAREHOLDERS MEETING:

(a) TO APPROVE, pursuant to article 205, paragraph 3 of the Law 6,404/76  the amendment of the term of payment of dividends and/or interest on capital related specifically to the year of 2013, to not more than one hundred and eighty (180) days counted from its declaration by the Company’s Board of Directors and shall be applied, including, to the payment of dividends and interest on capital approved by Board of Directors, in the meeting held on February  27th, 2013; and

(b) TO APPROVE  the Long-Term Incentive Plan relative to fiscal year 2013, as approved by Board of Directors, in the meeting held on March 28th, 2013.

The shareholders Mr. Ademir José Wiederkehr, submitted his written vote against item “b” the items of the Agenda. The vote was accepted by the Board and shall be filled in the main place of business of Banco Santander.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the Chairman, the Secretary and by the controlling shareholders.

BOARD: Celso Clemente Giacometti – Chairman; Mauro Eduardo Guizeline – Secretary. Shareholders: GRUPO EMPRESARIAL SANTANDER, S.L. – Beatriz Arruda Outeiro – attorney-in-fact; STERREBEECK, B.V. – Beatriz Arruda Outeiro – attorney-in-fact.

We certify that this is a true transcript of the minutes recorded in Minutes of the Shareholders Meeting Book of the Company.

Celso Clemente Giacometti

Chairman

Mauro Eduardo Guizeline

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 29, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer